Filed by FPL Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed as filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended

Subject Company: FPL Group Inc.
Commission File No.:1-8841

Issue 7 / April 11, 2006
Update on Maryland Legislative Action

Dear fellow employees,

I'm sure many of you are interested in the outcome of yesterday's Maryland General Assembly session. Since the legislative debate centered on Baltimore Gas and Electric's (BGE) rates, I thought it best to update you by sharing Mayo Shattuck's letter to Constellation Energy employees, which provides his view of the situation.

We are closely monitoring the situation in Maryland and waiting to see what unfolds and its impact on our pending merger. I appreciate your continued commitment to our 2006 business objectives and ask that you remain focused on these during this period. We will keep you updated as events warrant.

Best regards,

Lew Hay

Dear Colleague,

I'm sure many of you are curious today about the outcome of the Maryland General Assembly session, and wondering what it means for Constellation Energy and BGE.

Given the political climate, we had anticipated the potential for a stalemate; still, the final result was somewhat of a surprise.

The state Senate failed to pass comprehensive rate stabilization legislation just as the 2006 session came to a close. It was a disappointing end to a long day of discussions, and confusing as well because we had fashioned a compromise with the Governor and Legislative leaders that would have sharply reduced the July 1 residential rate increase from 72 percent to 15 percent. Constellation Energy and BGE committed $600 million over 10 years to reduce and phase-in the rate increase...we were hopeful lawmakers would support this generous and productive resolution.

With less than 90 days to implementation of the July 1 increase, we're preparing to carry out the rate stabilization plan approved March 6, 2006 by the Maryland Public Service Commission. This order had been overshadowed by the recent political debate but it remains in force and we must be prepared to implement it. We will actively work with the PSC and others to fine-tune this workable plan so we can effectively reduce and phase-in the rate increase for the benefit of our customers.

The three bills that in our view were illegal and very harmful to the merger with FPL Group ultimately were not passed. As you may know, Governor Ehrlich on Friday, April 7, vetoed those bills and the General Assembly did not override those vetoes last night.

Hopefully, the next few days will provide greater clarity on resolution of the rate issue. We'll continue to press for a workable compromise that protects our customers, preserves the financial integrity of BGE and allows the merger with FPL Group to move forward.

Thanks for your continued hard work and dedication, and I promise to keep you updated on the latest developments.

Regards,

Mayo

Non-Solicitation and Safe Harbor for Forward-Looking Statements
This communication is not a solicitation of a proxy from any security holder of FPL Group, Inc. (" FPL Group") or Constellation Energy Group, Inc. (" Constellation Energy"). Constellation Energy intends to file with the Securities and Exchange Commission (the "SEC") a registration statement that will include the joint proxy statement/prospectus of Constellation Energy and FPL Group and other relevant documents to be mailed to security holders in connection with the proposed transaction. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FPL GROUP, CONSTELLATION ENERGY AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to security holders of FPL Group and Constellation Energy seeking approval of the proposed transaction. Investors will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC's website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from FPL Group, 700 Universe Blvd., Juno Beach, FL 33408, Attention: Investor Relations, or from Constellation Energy, Shareholder Services, 750 East Pratt St., Baltimore, MD 21202.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FPL Group, Constellation Energy and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FPL Group's directors and executive officers is available in the proxy statement filed with the SEC by FPL Group on April 5, 2005, and information regarding Constellation Energy's directors and executive officers is available in its proxy statement filed with the SEC by Constellation Energy on April 13, 2005. Information regarding J. Brian Ferguson, a director of FPL Group elected since the date of the filing of the 2005 definitive proxy statement can be found in FPL Group's filing on Form 10-Q, dated August 4, 2005. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, the likelihood and timing of the closing of the proposed merger, integration plans and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. Any statements that express, or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as will likely result, are expected to, will continue, is anticipated, believe, could, estimated, may, plan, potential, projection, target, outlook) are not statements of historical facts and may be forward-looking. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include, for example, the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of FPL Group or Constellation Energy stockholders to approve the transaction; the risk that the businesses will not be integrated successfully or that anticipated synergies will not be achieved or will take longer to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees, suppliers or governmental entities; unexpected transaction costs or liabilities; economic conditions; and other specific factors discussed in documents filed with the SEC by both FPL Group and Constellation Energy. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Constellation Energy will file with the SEC in connection with the proposed merger. Additional factors that may affect the future results of FPL Group or Constellation Energy are set forth in their respective filings with the SEC. Investors and security holders may obtain free copies of these documents at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by FPL Group at www.fplgroup.com/investor. Investors and security holders may obtain free copies of the documents filed by Constellation Energy at www.constellation.com/investors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither FPL Group nor Constellation Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.

An FPL Group Publication ©2006